Form 10-C

Securities and Exchange Commission
Washington, DC 20549


Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

Exact name of issuer as specified in charter: MCB Financial Corporation Address of principal executive offices: 1248 Fifth Avenue, San Rafael,
                                         California 94901
Issuer's telephone number (including area code): (415) 459-2265

I. Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security:  MCB Financial Corporation common stock, no par value
2. Number of shares outstanding before the change:  898,324
3. Number of shares outstanding after the change: 942,842
4. Effective date of change:  December 20, 1996
5. Method of change:  Stock dividend
Give brief description of transaction: A five percent stock dividend was declared at the November meeting of the Board of Directors to shareholders of record on December 16, 1996. Cash was paid in lieu of any fractional shares. The dividend was payable to shareholders on or about December 20, 1996.


Date:  December 30, 1996               By:/s/ Brian M. Riley
                                              Chief Financial Officer
                                              (Principal Accounting Officer)